TDC HAS ACQUIRED AND RECEIVED ACCEPTANCES FOR 97% OF SONG

TDC HAS AS OF THE CLOSE OF THE OFFER PERIOD, WHICH EXPIRED AT 15.00 CET TODAY, ACQUIRED AND RECEIVED ACCEPTANCES FOR 97%, ACCORDING TO PRELIMINARY CALCULATIONS, OF SONG NETWORKS HOLDING AB.

"It's an ideal position that we now have more than 90 % of the shares in Song Networks. It has been our aim from the very beginning as it gives us a possibility to fully integrate Song Networks", says President and CEO of TDC, Henning Dyremose.

Out of consideration for the remaining shareholders in Song Networks, TDC is investigating a possible extension of the offer period.

An announcement of the outcome of the Offer will be released early next week.

For further information please contact TDC Investor Relations at +45 3343 7680.



TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com